SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ) (1)

                          GENERAL MICROWAVE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    370307100

                                 (CUSIP Number)

                            David H. Lieberman, Esq.
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 822-4820

(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                 August 21, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     GMC Acquisition Corp.

2    Check the Appropriate Box if a Member of a Group*    (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:             AF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           New York

7    Number of Shares
     Sole Voting Power:  356,059

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  356,059

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  390,759

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    32.5%

14   Type of Reporting Person*:       CO

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Herley Industries, Inc.
     23-2413500

2    Check the Appropriate Box if a Member of a Group*  (a) [ ]  (b) [X]

3    SEC Use Only:

4    Source of Funds:              WC;BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           Delaware

7    Number of Shares
     Sole Voting Power:  240,000

8    Beneficially
     Shared Voting Power:  356,059

9    Owned by Each Reporting
     Sole Dispositive Power:  240,000

10   Person With
     Shared Dispositive Power:  356,059

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  630,759

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):  52.5%

14   Type of Reporting Person*:        CO

SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Howard Cohen

2    Check the Appropriate Box if a Member of a Group*   (a) [ ]  (b) [X]

3    SEC Use Only:

4    Source of Funds:          OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  17,290

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  17,290

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    1%

14   Type of Reporting Person*         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Robert DeBrecht

2    Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:             OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  3,750

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,750

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Frederick Zissu

2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:             OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  213,396

10   Person With
     Shared Dispositive Power:  -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  213,396

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    17.8%

14   Type of Reporting Person*:        IN

------------------------------
(1) To the extent that this joint filing of a Statement on Form 13D relates to Mr. Zissu, it shall be deemed to constitute Amendment No. 2 to the Form 13D previously filed by Mr. Zissu.

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Sherman A. Rinkel


2    Check the Appropriate Box if a Member of a Group* (a) [ ] (b)[X]

3    SEC Use Only:

4    Source of Funds:              OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:            U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  85,872

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  85,872

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    7%

14   Type of Reporting Person*:        IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Moe Wind


2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:              OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  34,470

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  34,470

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    3%

14   Type of Reporting Person*:        IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Stanley Simon

2    Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:              OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  2,155

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  2,155

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Mitchell Tuckman


2    Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:         OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  11,838

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  11,838

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    1%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Edmond D. Franco

2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) {X]

3    SEC Use Only:

4    Source of Funds:         OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:            U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  2,025

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  2,025

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Michael I. Stolzar

2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:         OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  1,025

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,025

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Michael D. Magidson

2    Check the Appropriate Box if a Member of a Group*  (a) [ ] )b) [X]


4    Source of Funds:         OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:           U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  1,376

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,376

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Arnold H. Levine

2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:         OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:        U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  5,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  5,000

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    0%

14   Type of Reporting Person*:         IN

                                  SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Rozalie Schachter


2    Check the Appropriate Box if a Member of a Group*  (a) [ ] (b) [X]

3    SEC Use Only:

4    Source of Funds:            OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:        U.S.A.

7    Number of Shares
     Sole Voting Power:  -0-

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  -0-

10   Person With
     Shared Dispositive Power:  12,562

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  12,562

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11):    1%

14   Type of Reporting Person*:         IN

Item 1: Security and Issuer.

   The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.01 per share ( "Shares") of General Microwave Corporation, a corporation organized under the laws of the State of New York. The address of the Issuer's principal executive office is 5500 New Horizons Boulevard, Amityville, New York 11701.

Item 2:

   This statement is being filed by fourteen (14) persons comprised of two (2) corporations and twelve (12) individuals. Both corporations and eleven (11) individuals are parties to an Agreement and Plan of Merger ("Agreement") by and among the Issuer, eleven (11) shareholders of the Issuer, GMC Acquisition Corporation ("GMCAC") and Herley Industries, Inc. ("Herley"). GMCAC is a wholly-owned subsidiary of Herley. The other filing person, Mr. Frederick Zissu, granted his irrevocable proxy to GMCAC pursuant to the requirements of the Agreement. In addition, pursuant to the Agreement, each of the eleven (11) aforementioned shareholders granted to GMCAC an irrevocable proxy with respect to all shares then owned by such shareholders or afterward acquired pursuant to options. Following is the information called for by Item 2 of the Schedule 13D with respect to each of such fourteen (14) persons:

          (1) GMCAC, a New York corporation, was formed on August 20, 1998 solely for the purpose of acquiring shares and being the surviving corporation of a merger with the Issuer. GMCAC has not conducted any business as of the date hereof. GMCAC's principal place of business and principal offices are located at 10 Industry Drive, Lancaster, Pennsylvania 17603, c/o Herley Industries, Inc.

   During the last five years, GMCAC has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GMCAC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (2) Herley, a Delaware corporation, has its principal business and principal office located at 10 Industry Drive, Lancaster, Pennsylvania 17603. Herley principally designs, manufactures and sells flight instrumentation components and systems, chiefly to the United States Government, foreign governments and aerospace companies.

   During the last five years, Herley has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Herley was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (3) Sherman A. Rinkel, who is retired, is Chairman of the Board of Directors of the Issuer. The Issuer is engaged primarily in the design, development, manufacture and marketing of microwave and electronic systems, equipment and components. His address is c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Mr. Rinkel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Rinkel was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (4) Moe Wind is a retired former Senior Vice President, Treasurer and Secretary of the Issuer. His address is 31 Longwood Drive, Dix Hills, NY 11746.

   During the last five years, Mr. Wind has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Wind was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (5) Stanley Simon is the owner of Stanley Simon & Associates, management and financial consultants. His business address is 70 Pine Street, New York, NY 10270.

   During the last five years, Mr. Simon has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Simon was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (6) Mitchell Tuckman is President and Chief Executive Officer of the Issuer. His business address is c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Mr. Tuckman has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Tuckman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (7) Edmond D. Franco is a principal of Franco, Lewis & Company, Inc., an investment banking firm. His business address is 63 Wall Street, New York, NY 10005.

   During the last five years, Mr. Franco has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Franco was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (8) Michael I. Stolzar is an attorney with and member of the firm of Zissu, Gumbinger & Stolzar LLP, 950 Third Avenue, New York, NY 10022.

   During the last five years, Mr. Stolzar has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stolzar was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (9) Michael D. Magidson is Executive Vice President of Gerald metals, Inc., an industrial metals merchant, refiner and processor with an address of High Ridge Park, Stamford, CT 06904.

   During the last five years, Mr. Magidson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Magidson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (10) Arnold H. Levine is Vice President - Finance, Treasurer, Chief Financial Officer and Assistant Secretary of the Issuer. His business address is c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Mr. Levine has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Levine was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (11) Rozalie Schachter is Vice President - Business Development of the Issuer. Her business address is c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Ms. Schachter has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Schachter was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (12) Robert D. DeBrecht is Vice President - Engineering of the Issuer. His business address is c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Mr. DeBrecht has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. DeBrecht was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (13) Howard Cohen is the Vice President - Administration of the Issuer with a business address c/o the Issuer, 5500 New Horizons Boulevard, Amityville, NY 11701.

   During the last five years, Mr. Cohen has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Cohen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (14) Frederick Zissu is a business and financial consultant. His business address is 500 Valley Road, Wayne, NJ 07470.

   During the last five years, Mr. Zissu has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Zissu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source or Amount of Funds or Other Consideration.

     The funds to be used in connection with the proposed transaction will come from the treasury of Herley and/or amounts drawn down from Herley's credit line with Dauphin Deposit Bank and Trust Company. Herley currently has approximately $10 million of its own funds available and approximately $20 million available from its credit facility. If all the outstanding Shares and options, less those owned by Herley, are exchanged pursuant to the terms and conditions of the merger, $19,497,150.00 will be required. The purchase of Shares sufficient to approve the merger would require $12,271,910.36.

   The warrants to purchase Shares of the Common Stock, $.10 par value per share, of Herley which constitute part of the consideration for the exchange of Shares shall be issued by Herley, if and only if, such issuance and the merger are approved by the shareholders of Herley at a meeting of shareholders to be called for such purpose.

Item 4:   Purpose of the Transaction.

   GMCAC, on behalf of its parent, Herley, has received from the twelve individuals joining in the filing of this statement on Form 13D, an irrevocable proxy to vote the Shares owned by each such person in connection with the special meeting of shareholders to be called by the Issuer to approve or disapprove the merger in accordance with the terms and conditions of the Agreement.

   The Agreement provides, among other things, that upon the receipt of the approval of the Issuer's shareholders constituting 66 2/3% of the Issuer's outstanding Shares and the approval of the transaction by Herley's shareholders, the Issuer will be merged into GMCAC, whereupon GMAC shall succeed to the assets and liabilities of the Issuer. Each Share shall be converted into the right to receive $18.00 in cash and a warrant to receive one share of Herley Common Stock, $.10 par value. Upon completion of the merger, the Issuer's Shares will cease to be traded on the American Stock Exchange.

   Those of the reporting persons who serve as directors of the Issuer have agreed under the Agreement to recommend to the Issuer's shareholders that the Merger be approved. Certain members of the Issuer's board of directors are expected to be appointed to serve as directors of GMCAC. Four of the reporting persons who serve as officers of the Issuer will be offered employment contracts by Herley and GMCAC and Mr. Rinkel will be engaged as a consultant by Herley and shall be appointed to the Board of Directors of Herley.

Item 5:   Interest in Securities of the Issuer.

   There are 1,201,803 Shares which are issued and outstanding, exclusive of 476,108 Shares held by the Issuer in its treasury which are to be cancelled and retired pursuant to the Agreement. The table below sets forth the number of Shares beneficially owned by each reporting person and the number of Shares which such person has the right to acquire.

Name               Shares Beneficially Owned           Shares Subject to Rights*
----               -------------------------           ------------------------
GMCAC                           390,759                        34,700
Herley                          630,759                          -0-
Sherman A. Rinkel                85,872                           825
Moe Wind                         34,470                           825
Stanley Simon                     2,155                           825
Mitchell Tuckman                 11,838                        10,000
Edmond D. Franco                  2,025                           825
Michael I. Stolzar                1,025                           825
Michael D. Magidson               1,376                           825
Arnold H. Levine                  5,000                         5,000
Rozalie Schachter                12,562                         7,500
Robert DeBrecht                   3,750                         3,750
Howard Cohen                     17,290                         3,500
Frederick Zissu                 213,396                          -0-

* All rights to acquire Shares shall be accelerated as to vesting and exercisability and each holder thereof shall be entitled to receive, upon the effectiveness of the Merger, $18.00 per share less the exercise price of such right and a warrant to receive one Share of Herley's Common Stock. None of the reporting persons intends to exercise any options or other rights to acquire Shares prior to the effectiveness or abandonment of the Merger and none of such rights are transferrable.

     By reason of the aforementioned proxies, GMCAC and Herley, respectively, have directly or indirectly, the sole right to vote or direct the vote of 356,059 Shares in connection with the proposed Merger of the Issuer of GMC. In addition, Herley has sole voting and dispositive power over 240,000 Shares which it acquired in open market transactions subsequent to the public announcement of the Merger. Except for the grant of voting power over their Shares to GMCAC and a restriction on dispositive power for the life of the proxies, and with the exception of the proxy granted by Mr. Zissu which does not contain any such restriction on disposition, the remaining eleven reporting persons have sole power to vote or direct the vote of issued or outstanding Shares as follows:
Sherman A. Rinkel, 85,047 Shares; Moe Wind, 33,645 Shares; Stanley Simon, 1,330 Shares; Mitchell Tuckman, 1,836 Shares; Edmond D. Franco, 1,200 Shares; Michael
I. Stolzar, 200 Shares; Michael D. Magidson, 551 Shares; Arnold H. Levine, no Shares; Rozalie Schachter, 5,062 Shares; Robert DeBrecht, no Shares; and Howard Cohen, 13,790 Shares.

   During the past sixty (60) days, the following transactions in the Shares were consummated by the persons filing this report:

   Herley purchased Shares on the open market in the amounts, at the prices and on the dates set forth below:

Date        No. of Shares         Price Per Share        Aggregate Price
----        -------------         ---------------        ---------------
8/25/98        180,000               $17.37               $3,126,600.00
8/27/98         50,000                16.87                  843,768.00
8/31/98         10,000               16.625                  166,250.00
               -------                                    -------------
               240,000                                    $4,136,618.00

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

   This Agreement contemplates the merger of GMC into GMCAC a wholly-owned subsidiary of Herley for $18.00 per issued and outstanding Share of stock of GMC in cash and a three year warrant to purchase one Share of common stock of Herley for each outstanding Share of GMC stock. The warrants will be exercisable at $14.40 per share through January 1, 1999, and thereafter at $15.60 per share until expiration. In accordance with the Agreement, holders of outstanding options to purchase GMC stock will receive the difference between the exercise price per share of GMC stock and the warrant described above for one Share of common stock of Herley for each Share subject to a stock option.

   The transaction is subject to the approval of the stockholders of GMC and Herley and customary closing conditions.

   Exhibits (1) and (2) to this Statement on Form 13D are hereby incorporated by reference into this Item 6.

     The twelve (12) individuals named in Item 2 have all executed and delivered irrevocable proxies to GMCAC with respect to the voting of all Shares owned by such persons in connection with all maters covered by the Agreement. In addition, all of such persons, with the exception of Frederick Zissu, are signatories to the Agreement and are barred from alienating any Shares subject to the proxies.

Item 7:   Exhibits

     (1) Agreement and Plan of Merger, dated as of August 21, 1998, by and among General Microwave Corporation eleven General Microwave Corporation Shareholders, GMC Acquisition Corporation and Herley Industries, Inc., including the form of irrevocable proxy executed by eleven reporting persons as grantors to GMC Acquisition Corporation.

     (2) Form of proxy, dated as of August 21, 1998, granted by Frederick Zissu to GMC Acquisition Corporation.

     (3) Letter, dated July 8, 1998 from Dauphin Deposit Bank and Trust Company ("Dauphin") to Herley Industries, Inc. with respect to modification of Herley's existing credit facility. Herley hereby undertakes to file the definitive form of agreement with Dauphin promptly upon its availability.

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
---------------------
Date

/s/ Myron Levy
--------------------
Signature

Myron Levy/Vice President
----------------------------------
Name/Title    GMC Acquisition Corp.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Myron Levy
--------------------
Signature

Myron Levy/President
--------------------------------------
Name/Title      Herley Industries, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Howard Cohen
--------------------
Signature

Howard Cohen, V.P. Administration
---------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Robert E. DeBrecht
----------------------
Signature

Robert E. DeBrecht, V.P. Engineering
------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Frederick Zissu
--------------------
Signature

Frederick Zissu
--------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Sherman A. Rinkel
---------------------
Signature

Sherman A. Rinkel/Chairman
--------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Moe Wind
--------------------
Signature

Moe Wind
--------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Stanley Simon
--------------------
Signature

Stanley Simon
--------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Mitchell Tuckman
--------------------
Signature

Mitchell Tuckman, Pres., CEO GMC
--------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Edmond D. Franco
--------------------
Signature

Edmond D. Franco
--------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Michael I. Stolzar
----------------------
Signature

Michael I. Stolzar
--------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/ Michael D. Magidson
-----------------------
Signature

Michael D. Magidson   Director
------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/Arnold H. Levine
--------------------
Signature

Arnold H. Levine/V.P. Fin.
-------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 28, 1998
--------------------
Date

/s/Rozalie Schachter
--------------------
Signature

Rozalie Schachter, V.P. Business Development
--------------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).